Filed pursuant to Rule 433

Registration Statements Nos. 333-183038 and 333-185462

FOR IMMEDIATE RELEASE

April 9, 2013

UNITED MEXICAN STATES ANNOUNCES PRICING OF ITS OFFERING OF 2.75% GLOBAL NOTES DUE 2023 AND MAXIMUM PURCHASE AMOUNT AND TENDER OFFER CONSIDERATION UNDER ITS TENDER OFFER

MEXICO D.F., MEXICO —

New Notes Offering

The United Mexican States (“Mexico”) announced today that it has priced a global offering for cash (the “New Notes Offering”) of €1.6 billion aggregate principal amount of its 2.75% Global Notes due 2023 (the “New Notes”) at 6:00 p.m., London time. €436 million aggregate principal amount of New Notes to be issued and sold in the New Notes Offering were allocated to holders who validly tendered their Old Notes (as defined below) in the Tender Offer (as defined below) and whose orders were accepted for New Notes in the New Notes Offering. The closing of the New Notes Offering is expected to occur on Monday, April 22, 2013.

BNP Paribas, Deutsche Bank AG, London Branch and HSBC Bank plc served as Joint Lead Managers for the New Notes Offering.

The New Notes Offering was made only by means of a preliminary pricing supplement, a prospectus supplement and accompanying base prospectus. Copies of the preliminary pricing supplement, the final pricing supplement (when filed) and the related prospectus supplement and prospectus for the Offering may be obtained by contacting: BNP Paribas, Attention: BNP Paribas Syndicate Desk, 10 Harewood Avenue, London NW1 6AA, United Kingdom, by calling +1-(800) 854-5674 (U.S. toll free); by contacting Deutsche Bank AG, London Branch, Attention: Syndicate Desk, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom, by calling +1-(800) 503-4611 (U.S. toll free) or by emailing prospectus.CPDG@db.com; or HSBC Bank plc, Attention: Syndicate Desk, 8 Canada Square, London E14 5HQ, United Kingdom, by calling +(44) 20 7992 6237.

Application will be made to have the New Notes listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Tender Offer

Mexico also announced today the Maximum Purchase Amount, the aggregate principal amount of Preferred Tenders of each series of Old Notes that has been accepted, the New Notes Spread, the New Notes Benchmark Rate, the Old Notes Benchmark Rates and the Purchase Price to be paid for the 2013 Notes, 2015 Notes, 2017 Notes and 2020 Notes (each as defined below and collectively, the “Old Notes”) tendered and accepted pursuant to its previously announced tender offer (the “Tender Offer”) to purchase the Old Notes for cash, subject to the terms and conditions contained in the Offer to Purchase, dated April 9, 2013 (the “Offer to Purchase”). The

Tender Offer expired as scheduled at 4:00 p.m., London time, today. All capitalized terms used but not defined under the heading “Tender Offer” in this communication have the respective meanings specified in the Offer to Purchase.

The Maximum Purchase Amount applicable to the Tender Offer shall be €459 million.

The purchase price to be paid for each €1,000 principal amount of each series of the Old Notes validly tendered and accepted pursuant to the Tender Offer will be as specified in the table below. The purchase prices set forth below were calculated in accordance with the methodology announced by Mexico in the Offer to Purchase and its press release issued earlier today, based on a New Notes Spread of 1.20% and a New Notes Benchmark Rate of 1.609%.

Old Notes	CUSIP	ISIN	Common Code	Outstanding Aggregate Principal Amount (as of April 8, 2013)	Old Notes Repurchase Yield	Old Notes Benchmark Rate	Price per €1,000 of Old Notes

5.375% Global Notes due 2013 (“2013 Notes”)	91086QAP3	XS0170239932 / US91086QAP37	017023993	€615,000,000	n/a	n/a	€1,007.50

4.25% Global Notes due 2015 (“2015 Notes”)	—	XS0222076449	022207644	€578,710,000	0.477%	0.477%	€1,081.24

4.25% Global Notes due 2017 (“2017 Notes”)	—	XS0525982657	052598265	€850,000,000	1.342%	0.742%	€1,119.21

5.500% Global Notes due 2020 (“2020 Notes”)	91086QAT5	XS0206170390 / US91086QAT58	020617039	€545,100,000	2.019%	1.169%	€1,220.37

The aggregate principal amount of Preferred Tenders of each series of Old Notes and the aggregate principal amount of Preferred Tenders of such series that has been accepted are shown in the table below. No proration of Preferred Tenders pursuant to the terms of the Tender Offer has occurred.

Old Notes	Aggregate Principal Amount of Preferred Tenders	Aggregate Principal Amount of Preferred Tenders Accepted

2013 Notes	€4.4 million	€4.4 million

2015 Notes	€27.3 million	€27.3 million

2017 Notes	€199.7 million	€199.7 million

2020 Notes	€146.0 million	€146.0 million

BNP Paribas, Deutsche Bank AG, London Branch and HSBC Bank plc acted as Dealer Managers for the Tender Offer. Questions regarding the Tender Offer may be directed to BNP Paribas at +1-(212) 841-3059 (U.S. toll), +1-(888) 210-4358 (U.S. toll free) or +(44) 20 7595 8668 (London), or by emailing liability.management@bnpparibas.com;

Deutsche Bank AG, London Branch at +1-(212) 250-2955 (U.S. toll), +1-(866) 627-0391 (U.S. toll free) or +(44) 20 7545 8011 (London), or by emailing liability.management@db.com; and HSBC Bank plc at +1-(212) 525-5552 (U.S. toll), +1-(888) HSBC-4LM (U.S. toll free) or +(44) 20 7992 6237 (London), or by emailing liability.management@hsbcib.com.

The Offer to Purchase may be downloaded from the Information Agent’s website at http://www.bondcom.com/ums or obtained from the Information Agent, Bondholder Communications Group, in New York, 30 Broad Street, 46th floor, New York, NY 10004 (Tel. +1 212 809 2663) Attention: Monique Santos (e-mail: msantos@bondcom.com), or in London, 28 Throgmorton Street, London EC2N 2AN (Tel. +44 20 7382 4580), or from any of the Dealer Managers.

Mexico has filed a registration statement (including the prospectus supplement and the prospectus) with the SEC for the issuance of New Notes. Before you invest, you should read the prospectus in that registration statement and other documents Mexico has filed with the SEC for more complete information about Mexico and such New Notes Offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Dealer Managers or the Information Agent will arrange to send you the preliminary pricing supplement, the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

Important Notice

The distribution of materials relating to the New Notes Offering and the Tender Offer and the transactions contemplated by the Tender Offer may be restricted by law in certain jurisdictions. The Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the Tender Offer come into your possession, you are required by Mexico to inform yourself of and to observe all of these restrictions. The materials relating to the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the Tender Offer shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Mexico in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

The New Notes are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the New Notes.

The New Notes Offering and the Tender Offer do not constitute public offerings within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”). The Tender Offer does not constitute a public offering within the meaning of Article 3, §2 of the Prospectus Law nor pursuant to Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover

Law”). The New Notes Offering and the Tender Offer exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offer material relating to the New Notes Offering has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten).

The New Notes Offering as well as the New Notes Offering materials may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and as referred to in Article 6, §3, 1° of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offer materials and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany.

None of the offer materials related to the New Notes Offering or Tender Offer have been approved or registered in the administrative registries of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Consequently, the securities may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 30bis of the Spanish Securities Market Law of 28 July 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted, or otherwise in reliance of an exemption from registration available thereunder.

Neither the communication of this announcement nor any other offer material relating to the New Notes Offering or Tender Offer has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

The New Notes will not be registered in the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and may not be offered or sold publicly in Mexico. The New Notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the New Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the New Notes or that the information contained in this communication or any pricing supplement and the related prospectus supplement and prospectus is accurate or complete. Mexico has prepared this communication and any pricing supplement and the related prospectus supplement and prospectus, and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Contact information:	Bondholder Communications Group, LLC
Attention: Monique Santos
30 Broad Street, 46th floor
New York, NY 10004
Tel. +1 212 809 2663
msantos@bondcom.com
In the United States: 1-888-385-2663
Outside of the United States: 1-212-809-2663
In London: 28 Throgmorton St., 1st Floor
London EC2N 2AN
Tel: +44 20 7382 4580
website: www.bondcom.com/ums

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.